June 25, 2010

Mr. Gordon J. Muir
Chief Executive Officer
AlphaTrade.com
930 West First Street, Suite 116
North Vancouver, BC Canada   V7P 3N4

> **Re: AlphaTrade.com**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Form 10-K/A for the Fiscal Year ended December 31, 2007**
> **Filed May 13, 2010 and April 22, 2009**
> **Forms 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 17, 2010**
> **Forms 10-Q/A for the Fiscal Quarters Ended March 31, 2009,**
> **June 30, 2009 and September 30, 2009**
> **Forms 10-Q/A for Fiscal Quarters Ended March 31, 2008,**
> **June 30, 2008 and September 30, 2008**
> **Filed April 22, 2010**
> **File No. 0-25631**

Dear Mr. Muir:

       We have reviewed your supplemental response letter dated March 19, 2010 as well as your filings and have the following comments. As noted in our comment letter dated October 6, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K, for the Fiscal Year Ended December 31, 2009

General

1.   We note that several proposed disclosures are either not reflected or selectively reflected within Forms 10-K or Forms 10-K, as amended, for fiscals 2009, 2008 and 2007 with respect to your responses to our prior comments two, nine and ten. In this regard, please confirm to us that you will provide the corresponding proposed disclosure in all future filings.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the twelve months ended December 31, 2009 and 2008, page 20

2.   We note your disclosure of the $3.2 million one-time death benefit recorded during the fourth fiscal quarter of 2009 payable in accordance with the terms under the employment contract of the former Chairman and CEO who passed in late 2009. Please expand your disclosure in future filings to clarify and include the conditions, terms and timing of the payment and the anticipate impact on liquidity in future periods.

Form 10-Q, for the First Fiscal Quarter Ended March 31, 2010

Item 9A. Controls and Procedures, page 24
Item 3. Controls and Procedures, page 15

3.   We note your response to comments 18 and 20 of our letter dated January 29, 2010 regarding your use of the word "material" in your statement of the assessment of disclosure control and procedures. Further, your statement contains a partial definition of disclosure controls and procedures in that you state "…is recorded, processed, summarized and reported…", but it continues to leave out the remainder of the definition by excluding the phrase "is accumulated and communicated to your management, including your principle executive and principal financial officers…." Also, the phrase "not adequate" has been used instead of "not effective" in your assessment for the quarterly period ended March 31, 2009. Although the "not adequate" phrase has only been used once, the qualifying language with the use of the word "material" and "the partial definition of disclosure controls and procedures" have been repeatedly made in your assessments in each of the amended periodic report filed on April 22, 2010, as well as the reports filed on May 13, 2010 and May 17, 2010.   Please confirm to us that such misuse of words was not an attempt by management to restrict the certifications submitted by your principal executive and financial officers and that you will comply with prior comments 18 and 20 in all future filings.

4.   We note your response to our prior comment 12 but have been unable to locate your revised disclosure in any of the amended reports you recently filed. You continue to reference the qualifying language of "no significant change" in this section when disclosing whether there are any changes made in internal control over financial reporting. Please simply say "no change", if true, that there is no change in your internal controls over financial reporting. Please confirm to us that you will comply with this comment in all future filings. Otherwise, please revise to disclose the change. Refer to Item 308(c) of Regulation S-K.

Exhibit Index

Exhibits 31.1 and 31.2

5.   We note your response to our prior comments 13 and 19 regarding the errors and
        inaccuracies contained within your 302 certifications. . Based on our review, all of your
        periodic reports filed during fiscal year 2010 continue to include these same errors and
        omissions. In future filings, please revise all of the required 302 certifications for your
        principal executive and financial officers to address the following issues:

        - Use the word "report" instead of "quarterly" report throughout the certifications;
        - Remove the word "we" at the end of the introductory language for paragraph 4;
        - Insert the phrase "and material weaknesses" after significant deficiencies at the
          beginning of paragraph 5(a)

        Please confirm to us that each of the above errors and omissions in all of the previously
        amended reports filed on April 22, 2010, as well as the reports filed on May 13, 2010
        and May 17, 2010, were not intended to restrict any representation included in the
        certifications, and that you will comply with the comment in all future filings.

Form 10-K Amendment No. 3, for the Fiscal Year Ended December 31, 2008

General

6.   We note you filed an Item 4.02 Forms 8-K on February 6, 2009 and March 9, 2009 to
        announce that an error had been discovered in the recognition of advertising revenue and
        the audited financial statements for the fiscal year ended December 31, 2007 could no
        longer be relied upon. During our review of the restated financial statements for fiscal
        years 2007 and 2008, accounting errors including the adjustments to record other than
        temporary impairment for investment securities held for sale have been discovered and
        corrected, but you did not file another Item 4.02 Form 8-K to report the nature of these
        errors and/or identify the corresponding 2007 and 2008 financial statements in which
        they could no longer be relied upon. Please file an Item 4.02 Form 8-K as soon as
        possible with respect to these errors or explain to us why you are not required to do so.

Item 8. Financial Statements

Audited Financial Statements - Fiscal Years Ended December 31, 2008 and 2007

7.   We note your response to our prior comment 24 in our letter of January 29, 2010 regarding the need to revise your disclosure in the second and third quarter Forms 10-Q as of June 30, 2008 and September 30, 2008 to more clearly explain in Note 3 – Restatement of Financial Statements the reason for the reducing general and administrative expenses during each quarter by $100,000. However, we were unable to locate your revised disclosure and so we request you provide us such disclosures and revise in future filings. We may have further comment upon receipt of your response.

Exhibits 31 and 32

8.   We note that you did not file any of the required certifications for the Forms 10-K/A for the fiscal years 2008 and 2007 as filed on April 22, 2010. Accordingly, please file the entire Forms 10-K/A for the years ended December 31, 2008 and 2007 along with all of the required certifications for your principal executive and financial officers with a current date.

Form 10-Q, Amendment No. 2, for the Second Fiscal Quarter Ended June 30, 2009

Item 1. Financial Statements

Note 6. Lawsuit Settlements, page 12

Professional Bull Riders, Inc. v. Alphatrade.com

9.   We note your response to our prior comment 15 regarding when the transfer of 300,000 shares to PRR occurred on May 29, 2009. The disclosure in Note 6 states the transfer of these shares had not occurred as of June 30, 2009. Please clarify for us the date when the 300,000 shares were indeed transferred and revise your disclosures, as appropriate, in future filings. Please also advise us how you account for this transaction including how you fair valued these shares.

Form 10-K Amendment No. 3, for the Fiscal Year Ended December 31, 2007

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

10.   We note your revisions to Note 11 – Restated Financial Statements to also include a discussion of your correction of an accounting error to reflect the $240,000 as a capital contribution. In that regard, please have your independent accountants revise the last paragraph of their audit report to reflect the disclosures in Note 11 including the correction of this error.

Notes to Consolidated Financial Statements

Note 9 - Basic (loss) Per Share and Note 11 – Restated Financial Statements, page F-22

11.   We note your revised presentation in several periodic reports related to our prior comments 21 and 22 regarding the presentation of the second earnings per share using comprehensive income. We note no removal of second earnings per share presentation using comprehensive income within Form 10-K/A for the fiscal year ended December 31, 2007; however, we continue to believe they are inappropriate under GAAP. Please confirm to us that you will not show earning per share data using comprehensive income in future filings.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or the undersigned at (202) 551-3377, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Andrew Mew
Accounting Branch Chief